Macellum
CAPITAL MANAGEMENT

Retail and Consumer Sector Hedge Fund

Rebuttal Presentation

May 2017

Important Disclosures

- Any views expressed in this presentation represent the opinion of Macellum, whose analysis is based solely on publicly available information. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information contained therein. Macellum expressly disclaim any and all liability based, in whole or in part, on such information, any errors therein or omissions therefrom. Macellum also reserve the right to modify or change their views or conclusions at any time in the future without notice.

- The information contained in this presentation does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security. Furthermore, the information contained in the presentation is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that Macellum's investment processes or investment objectives will or are likely to be achieved or successful or that Macellum's investments will make any profit or will not sustain losses. Past performance is not indicative of future results.

- Nothing contained in the presentation should be taken as any form of commitment on the part of Macellum to take any action in connection with any particular security. Macellum and their respective affiliates are in the business of buying and selling securities. They have, and may in the future, buy, sell or change the form of their respective positions in any security for any or no reason whatsoever.

- Macellum have neither sought nor obtained the consent from any third party to use any statements or information contained in the presentation that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

COMPANY MYTH – The Strategic Pivot

Macellum CAPITAL MANAGEMENT

- **COMPANY MYTH:** *"Citi Trends began a **strategic pivot** in 2012 which, under Ed Anderson's leadership, has dramatically improved our performance over the last five years."* - Company Investor Presentation April 2017
- **REALITY**:
  - The concept of a "strategic pivot" away from **nationally recognized brands** appears for the first time in SEC filings in April 2017, in the middle of a contested election.
  - The Company's purported operational improvements since 2012, follows the worst performance in the Company's history, which the Company admits was self-inflicted, while its worst-in-class peers did not experience the same operational declines.
  - Since Mr. Anderson became Chairman of the Board in May 2006, Citi Trends' TSR is DOWN 66%, compared to the S&P 600 Retailing Index **UP 27%** and the S&P Retail Index **UP 201%.**
  - 2015, 2016 and more recently Q4 2016 financial results show no evidence of improved operational performance.
  - No commentary on Q1 2017 leads us to conclude the results will not support that the Board's strategy is working.
  - Citi Trends inventory turns are still much lower than their proxy peers.
  - Board lacks appropriate skill-set and merchandising expertise to adapt to its customers' changing tastes.
  - Board has failed in its most fundamental duty to adequately recruit and retain a qualified CEO.

Company's "Goal" Curiously Omits "Nationally Recognized Brands" for First Time in April 2017



10-K 4/13/11 and 4/11/12: Our goal is to provide **nationally recognized branded** merchandise at discounts to department and specialty stores' regular prices of up to 60%.

10-K 4/17/13: Our goal is to provide **nationally recognized branded** merchandise at discounts to department and specialty stores' regular prices of 20% to 70%.

10-K 4/16/14, 4/15/15 and 4/13/16: Our goal is to provide **nationally recognized branded** and non-branded merchandise at discounts to department and specialty stores' regular prices of 20% to 70%.

10-K 4/3/17: Our goal is to provide merchandise at discounts to department and specialty stores' regular prices of 20% to 70%.

Citi Trends Stock Price

Source: Bloomberg Finance L.P., Company public filings.

Board Seems Confused on What Its Strategy Really is or is it Just Revisionist History?

Macellum
CAPITAL MANAGEMENT

- **Fiscal 2010 - 2015** – during and after the Company's purported "strategic pivot" beginning in January 2012, the Company never mentions a "strategic pivot" in its SEC filings and each filing refers to a goal of providing "nationally recognized brands."

- **March 2017** – Company's own marketing presentation presented in March 2017 includes emphasis on "**leading national brands at off-price values**."

- **April 2017 - 2 months after we formally approached the Board to express our concerns**

  — For the first time, the Company's Form 10-K for fiscal 2016 drops the goal of providing "**nationally recognized branded merchandise**" from its business description.

  — In the Board's letter to stockholders dated April 11, 2017, the Board states that the Company "…continue[s] to provide its customers with on-trend, off-price, private label, urban, fashion apparel." There is no mention of nationally recognized brands.

- **April 27, 2017**

  — The Company adds "off-price current fashions and **national leading brands** that are 20% to 70% below mall and specialty store prices" back to its Company description in their investor presentation.

- We are thoroughly confused by what the Board believes its strategy is. Are they providing national brands? If they are not providing national brands, then what merchandise are they selling at a 20%-70% discount to department stores? If it is private label merchandise, wouldn't customers expect a discount? How then would that be considered "compelling prices?"

Self-Inflicted Mistakes Resulted in the Deterioration

- In the Company's own words, the Company's worst performance in its history was self-inflicted, due primarily to its disastrous decision to change its strategy to make long-term, up front purchase commitments for future seasons. This decision predated and coincided with the decline in urban brands. Had the Company acted appropriately, the deterioration could have been avoided.

  - "Despite all the external factors, **the biggest contributor to our poor sales and, therefore, poor operating results was our own performance**." – Mr. Anderson conference call dated 3/9/12

  - I will talk a little bit about brands, and Ladies in particular, and where I'll focus on is a little bit of the decline of the Cache and Urban brands from their height several years ago. However, **much of Citi Trends' issues with these brands have been self-inflicted."** – Mr. Mazzola conference call dated 5/16/12

  - "And he's [former CEO, Jason Mazzola] a big believer in the way to drive outstanding, high-quality, jaw-dropping value to customers is with great off-pricing, great closeout buys. And he thinks that that's – that you – so you heard some of that theme in my comments as a way of us driving value harder is shifting our merchandise buying from – **we went too far forward to buying upfront buying and making long-term, forward commitments to vendors versus staying closer and more liquid and taking advantages of deals in the marketplace through off-price buying or through closeout buying.**" - Mr. Anderson conference call dated 3/9/12

  - "Very importantly, our new Chief Merchant, Jason Mazzola, came on board the second week of February and has completed his first 90 days with the company. He brings strong off-price experience and a great understanding of our customers and how to drive the price-value relationship. Under his direction, **we're moving to a much larger percentage of off-price and closeout buying versus upfront buying.** Progress is being made and we're beginning to see small victories." – Mr. Anderson conference call 5/16/12

Operational Performance Deteriorated Well Before Decline in Urban Brands

- **COMPANY MYTH:** In speaking about its sales through 2009, the Company claims: **"***Citi Trends executed a highly successful strategy** based on providing value priced urban branded apparel to its core base of lower income African American consumers."* – Company Investor Presentation April 2017.

- **REALITY:** The Company's sales per square foot were **14% higher in 2006** and started to decline years before the Company's claim that a decline in sales of urban brands caused the Company's operational performance to decline precipitously.



Source: Bloomberg Finance L.P., Company public filings. 1: Adjusted for 53rd week.

- **REALITY:** While the Board struggled to find a solution to the decline in the popularity of urban brands, competitors were able to adapt and flourish.

- dd's DISCOUNT Stores doubled their store count

dd's DISCOUNT Stores											
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Stores	26	52	52	52	67	88	108	130	152	172	193
% Growth	30%	100%	0%	0%	29%	31%	23%	20%	17%	13%	12%

- Off-price competitors, TJX, ROST and BURL, experienced significant same-store sales growth since 2010.



Source: Bloomberg Finance L.P., Company public filings.

Citi Trends Ignores Performance of Peers During Pivot Downturn

- **COMPANY MYTH** – The Company claims *"We responded effectively to a dramatic change in our customers' fashion preferences"* – Company Investor Presentation April 2017.

- **REALITY:** The Board isolates the period of January 2010 through December 2011 as their pivot downturn. However, none of the Company's proxy peers experienced a similar downturn during this period. It is not surprising that the Company then experienced a TSR gain off this low point having underperformed their proxy peer group by 94% during their purported downturn period.

— TSR - Performance vs. Peers during "pivot downturn" 1/1/2010 through 12/30/11.

    — S&P Small Cap 600 / Retailing Index +39%.

    — S&P 500 Retailing Index +27%

    — Russell 2000 +22%.

    — S&P 500 +13%.

    — Citi Trends proxy peer group +26%.

    — **Citi Trends was down 68%.**

Source: Bloomberg Finance L.P., Company public filings.

Recent Financial Results Show No Evidence of Performance Improvements

Macellum
CAPITAL MANAGEMENT

- **COMPANY MYTH** – The Company claims *"Our new strategy is driving substantially improved performance"* – Company Investor Presentation April 2017.
- **REALITY** : 2015, 2016, and recent Q4 2016 earnings shows the continued deterioration of value and operational performance.
  - — Q1 2017 to date shows same-store sales declined 7%.
  - — For Q4 2016, gross margins fell from 38.4% to 38.1% year-over-year. This was the fourth consecutive quarter that gross margins declined.

	2015	2016	YoY Change
SALES PER SQUARE FOOT	**122**	**121**	**DOWN 1%**
SAME-STORE SALES	**(0.1%)**	**(0.4%)**	**DOWN**
OPERATING INCOME	**24**	**19**	**DOWN 21%**
EDITDA	**43**	**36**	**DOWN 15%**
EPS	**$1.03**	**$0.91**	**DOWN 12%**
RETURN ON INVESTED CAPITAL	**7%**	**6%**	**DOWN**
	2YR	1YR	
TOTAL STOCKHOLDER RETURN	**(32%)**	**(9%)**	

Source: Bloomberg Finance L.P., Company public filings.

Macellum
CAPITAL MANAGEMENT

- **COMPANY MYTH -** Inventory turns improved 0.2x from 2012-2016 while proxy peer group mean has declined 0.5x. – Company Investor Presentation April 2017.

- **REALITY** - The Board cherry picked a timeline that is misleading. Every year prior to 2012, Citi Trends' inventory turns were higher than current levels. The Company's worst-in-class peer group has an average of inventory turns is 4.56x compared to 3.15x for Citi Trends. Even using the Company's 'adjusted' inventory turn metric of 3.8x, the Company's inventory turn is below their proxy peer group.



Source: Bloomberg Finance L.P. Proxy Peer Group: FIVE, BKE, CATO, CBK, DEST, DXLG, BOOT, HIBB, TLYS, FRAN, NWY, SCVL, SSI, SMRT, ZUMZ

Board Has Failed to Find and Retain Effective Leadership

- **COMPANY MYTH:** *"We developed a strong, deep management team, as evidenced by the recent promotions of Bruce Smith to acting CEO and Brian Lattman and Christina Short to General Merchandise Managers."* – Company Investor Presentation April 2017.

- **REALITY:**

  — CEO position is vacant

    ▪ Board's fourth search for a new CEO in past 8 years

    ▪ Mr. Anderson became CEO in 2012 only after the Board hastily promoted an ill-suited candidate to CEO in 2009 whose lack of merchandising experience resulted in a **71% decline in EBITDA** over his tenure

  — Acting CEO – Bruce Smith (currently CFO, COO and Secretary)

    ▪ Promoted to Acting CEO only following the sudden departure of Jason Mazzola as CEO

    ▪ Mr. Smith has been with the Company for 10 years and has been party to the Company's deterioration in operating results and value destruction. As COO we would expect that IT reported directly to Mr. Smith. Further, as CFO, capital allocation would have been a primary responsibility. Mr. Smith must be held accountable for the deterioration in RIOC and ROE and for the Company's antiquated systems.

    ▪ We are not surprised that a finance heavy Board would feel comfortable with this decision. Not often in apparel retailing has a CFO transitioned successfully to a CEO.

  — Chief Merchant - Brian Lattman

    ▪ NO urban branded apparel merchandising experience.

    ▪ NO off-price merchandising experience.

Other Company Myths

Macellum CAPITAL MANAGEMENT

Myths	Reality
• "We freshened our Board with new, highly-qualified independent directors"	• Barbara Levy – previously worked with former CEO, Mr. Mazzola at Ideeli, Inc. • Laurens Goff – was a Principal at Hampshire Equity Partners, which owned Citi Trends prior to the Company's IPO.
• "Compensation is in-line with our peers"	• Board has increased its director cash retainer compensation by more than 333% while TSR has declined 66% since May 2006. • Mr. Anderson received a prorated retainer of $150,000 in 2016 for serving as non-Executive Chairman which, for a small cap company, is excessive and higher than the median retainer paid to non-executive Chairs at large-capitalization companies. • Citi Trends non-employee directors receive a cash retainer of **$84,000 annually**, which is line with the median cash compensation paid to non-employee directors of large capitalization companies*. In fact, Citi Trends non employee Directors receive more in cash retainers than the non-employee Directors of TJX, ROST and BURL.
• "We don't compete with customers with premium/luxury companies like Kate Spade, Lululemon and L Brands"	• Citi Trends still underperforms our index by 278% from the time Mr. Anderson became Chairman when those companies are removed.

Source: Bloomberg Finance L.P., Company public filings. * 2016 Fred Cook Director Compensation Report

Macellum Never Offered A Plausible Settlement

- **COMPANY MYTH** – "Over the past two months we have made five settlement offers."

- **REALITY** - Citi Trends NEVER offered or agreed to put any of our four original nominees on the Board.

— Excerpts from the Company's settlement offer to Macellum illuminates the lack of plausible settlement offer. The full version can be viewed at www.fixcititrends.com.

> "Board Composition. Promptly following the date of this Agreement, **the Board shall in good faith consider** as promptly as reasonably practicable up to two directors to be nominated by the Board for election to the Board (hereinafter, each a "New Designee" and collectively the "New Designees"). The New Designees shall be **selected at the Board's sole discretion**, upon the recommendation of the Company's Nominating and Corporate Governance Committee (the "NCG Committee"), from a reasonable list of individuals provided by Macellum."

— Despite no assurances that any Macellum nominees would be appointed to the Board, the Company demanded that Macellum agree to a non-market, two year standstill.

  - Macellum was willing to agree to a two year standstill if the Board would commit to the achievement of meaningful performance targets.

  - However, the **Company would only agree to an inadequate target of $40 million in Adjusted EBITDA target**. A target below the Company's 2015 Adjusted EBITDA level of $43 million and well below the Company's historic highs.

Retail Industry Experts and Board Members Support Qualifications of Mr. Duskin

Macellum
CAPITAL MANAGEMENT

Kent Kleeberger	Laura A Weil	Seth Johnson	Joel N Waller	William F Sharpe III
✓ Chairman Christopher & Banks Corp.	✓ Board Member Christopher & Banks Corp.	✓ Board Member Christopher & Banks Corp.	✓ Board Member Christopher & Banks Corp. ("CBK")	✓ Board Member Christopher & Banks Corp.
✓ Lead Director Shoe Carnival Inc.	✓ Board Member Carnival Corp.	✓ Board Member Bebe Stores Inc.	✓ Interim CEO.	✓ Board Member Abe Technologies Inc.
Former:	✓ Board Member Ultra Stores Inc.	✓ Board Member Tilly's Inc.	Former:	✓ Co-Founder Pathfinder Cos LLC
✓ Board Member of Aeropostale Inc.	Former:	Former:	✓ Chairman / President / CEO Wet Seal Inc. ("WTSL")	✓ Founder William F Shape Assoc.
✓ Board Member of Too Inc.	✓ EVP/COO New York & Co Inc.	✓ Lead Director True Religion Apparel Inc.	✓ Chairman Wilsons Leather Experts.	Former:
✓ EVP/COO Chico's FAS Inc.	✓ CEO Ashely Stewart LLC	✓ Board Member Pacific Sunwear of California ("PSUN")	✓ President G-III Apparel Group Ltd.	✓ Board Member Financial Engines Inc.
✓ SVP/CFO Dollar Tree Stores Inc.	✓ CEO Urban Brands Inc.	✓ Board Member Abercrombie & Fitch Co. ("ANF")		✓ Economist Rand Corp.
✓ EVP/COO Too Inc.	✓ SVP/CFO Ann Taylor Stores Corp.	✓ CEO PSUN		✓ President American Finance Assn.
✓ Controller Ltd Inc.	✓ EVP/CFO American Eagle Outfitters Inc.	✓ CEO ANF		✓ Manager Datacard Corp.
	✓ RH Macy & Co.			

Jonathan Duskin is an Excellent Board Member and a Retail Expert

Macellum
CAPITAL MANAGEMENT

— "Jon is a great Board member. He understands the critical facets of what makes a retailer function and helps bring that perspective to the Board room. He constantly challenges the executives to focus on what's right for the shareholder."

  – Kent Kleeberger

— "Jon's in depth knowledge of retail enables him to challenge the executives with penetrating questions. He is an important agent of change and brings the shareholder perspective to the CBK board room."

  – Laura A Weil

— "The changes made to the Board as a results of the settlement with Jon's fund, Macellum, were very positive. Jon's deep understanding of retail and the fresh perspective and caliber the new Board members brought were essential to repositioning and fixing CBK."

  – William F Sharpe III

— "I have worked with Jon for many years at many different retailers. He has an extensive understanding of the retail operations and industry dynamics. His insights and analytical approach have been integral to developing the turnaround strategy at CBK."

  – Joel N Waller

— "Jon is a student of the retail industry. His ability to assess the landscape and bring that knowledge to the board room is a valuable resource for the company."

  – Seth Johnson